

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 604 | 11-12-2003

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.


03045258

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of invitation to a repeating special general meeting of minority shareholders and a notice regarding the extraordinary meeting of majority shareholder.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Gr. Anastasiadis
Chief Financial Officer


SEC MAIL PROCESSING
RECEIVED
DEC 1 5 2003

Enclosure
- Invitations to a repeating SGM and
- Notice of EGM

INVITATION
TO A REPEATING SPECIAL GENERAL MEETING OF MINORITY SHAREHOLDERS OF THE SOCIETE ANONYME UNDER THE NAME "PUBLIC POWER CORPORATION S.A" (PPC S.A.)

Societe Anonyme Reg. No 47829/06/B/002

The Special General Meeting of Minority Shareholders that was lawfully converged on the 10th of December 2003 was canceled, as a quorum was not attained. Therefore, in accordance with the Greek Law and article 20 of the Articles Incorporation, the Board of Directors of PPC S.A, by resolution No 255/11.12.2003, calls all minority shareholders for a Repeating Special General Meeting that will take place on Monday the 22nd of December 2003, at 11:00 a.m., at DIVANI-CARAVEL Hotel, at 2 M. Alexandrou Street, in Athens, at OLYMPIA Hall, there will be a discussion and vote for the following issue:

"Election of two (2) minority representatives for the Board of Directors of "PPC S.A." in accordance with the Greek Law and articles 20 and 10 2c of the Company's Articles of Incorporation".

The shareholders who wish to participate in the above mentioned repeating Special General Meeting should, according to the Greek Law and the Articles of Incorporation, submit to the Company's competent office (30 Chalkokondyli str, 5th floor, office 513, Athens), during business days from 10:00 a.m. to 13:00 p.m., at least five (5) full days prior to the Special General Meeting (i.e. until December 16th, 2003) the following documents:

A. Those shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Company) should block their shares through their administrator and submit to PPC S.A. the respective certificate of their shares being blocked issued by the Central Securities Depository in order to participate in the Special Meeting along with any documents of their representation.
B. Those shareholders (owners of dematerialized shares) who do not act through an administrator, but are registered to the special account, the administrator of which is the Central Securities Depository, should block their shares by a relevant declaration directly to the Central Securities Depository and submit to PPC S.A. the abovementioned certificate along with any documents of their representation.

Athens, December 11, 2003

By order of the Board of Directors
Demetrios V. Papoulias
Chairman of the Board of Directors

PUBLIC POWER CORPORATION S.A.

<u>Announcement regarding the EGM</u>

The extraordinary general meeting of the majority shareholder of Public Power Corporation S.A. on December 10, 2003 postponed the discussion of the agenda for Monday December 29, 2003, 11 a.m., at PUBLIC POWER CORPORATION S.A.'s Board of Directors hall, on the 6th floor, at 30 Chalcocondyli Street, Athens.

Athens, December 11, 2003


ΔΕΗ

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 604 | 11-12-2003

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of invitation to a repeating special general meeting of minority shareholders and a notice regarding the extraordinary meeting of majority shareholder.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- Invitations to a repeating SGM and
- Notice of EGM

INVITATION
TO A REPEATING SPECIAL GENERAL MEETING OF MINORITY SHAREHOLDERS OF THE SOCIETE ANONYME UNDER THE NAME "PUBLIC POWER CORPORATION S.A" (PPC S.A.)

Societe Anonyme Reg. No 47829/06/B/002

The Special General Meeting of Minority Shareholders that was lawfully converged on the 10th of December 2003 was canceled, as a quorum was not attained. Therefore, in accordance with the Greek Law and article 20 of the Articles Incorporation, the Board of Directors of PPC S.A, by resolution No 255/11.12.2003, calls all minority shareholders for a Repeating Special General Meeting that will take place on Monday the 22nd of December 2003, at 11:00 a.m., at DIVANI-CARAVEL Hotel, at 2 M. Alexandrou Street, in Athens, at OLYMPIA Hall, there will be a discussion and vote for the following issue:

"Election of two (2) minority representatives for the Board of Directors of "PPC S.A." in accordance with the Greek Law and articles 20 and 10 2c of the Company's Articles of Incorporation".

The shareholders who wish to participate in the above mentioned repeating Special General Meeting should, according to the Greek Law and the Articles of Incorporation, submit to the Company's competent office (30 Chalkokondyli str, 5th floor, office 513, Athens), during business days from 10:00 a.m. to 13:00 p.m., at least five (5) full days prior to the Special General Meeting (i.e. until December 16th, 2003) the following documents:

A. Those shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Company) should block their shares through their administrator and submit to PPC S.A. the respective certificate of their shares being blocked issued by the Central Securities Depository in order to participate in the Special Meeting along with any documents of their representation.
B. Those shareholders (owners of dematerialized shares) who do not act through an administrator, but are registered to the special account, the administrator of which is the Central Securities Depository, should block their shares by a relevant declaration directly to the Central Securities Depository and submit to PPC S.A. the abovementioned certificate along with any documents of their representation.

Athens, December 11, 2003

By order of the Board of Directors
Demetrios V. Papoulias
Chairman of the Board of Directors

PUBLIC POWER CORPORATION S.A.

Announcement regarding the EGM

The extraordinary general meeting of the majority shareholder of Public Power Corporation S.A. on December 10, 2003 postponed the discussion of the agenda for Monday December 29, 2003, 11 a.m., at PUBLIC POWER CORPORATION S.A.'s Board of Directors hall, on the 6th floor, at 30 Chalcocondyli Street, Athens.

Athens, December 11, 2003